04015177

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 AND ENDING 12-31-03.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.K. RILEY INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 3RD AVE, SUITE 5300
(No. and Street Address)

SEATTLE WASHINGTON 98101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD K. RILEY (206) 832-1520
(Name) (Area Code – Telephone No.)

RECEIVED MAR 1 8 2004 208 PROCESSING SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

701 PIKE STREET, SUITE 1500 SEATTLE WASHINGTON 98101
(Address) (City) (State) (Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

PS 3/31

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. RILEY INVESTMENTS, LLC, as of DECEMBER 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
KIMBERLY ANN FERRY
MY COMMISSION EXPIRES
OCTOBER 10, 2007

Kimberly Ann Ferry
Notary Public

Edward K Riley
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5.

*****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).***

Report pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

E.K. Riley Investments, LLC

December 31, 2003 and 2002

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	2
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	3
STATEMENTS OF EARNINGS	4
STATEMENT OF CHANGES IN MEMBER'S EQUITY	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL INFORMATION	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1	14
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1	15
SUPPLEMENTARY REPORT	
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	17

Report of Independent Certified Public Accountants

To the Member
E.K. Riley Investments, LLC

We have audited the accompanying statements of financial condition of E.K. Riley Investments, LLC (a wholly-owned subsidiary of E.K. Riley & Company, Inc.) as of December 31, 2003 and 2002, and the related statements of earnings, changes in member's equity and cash flows for the year ended December 31, 2003 and from May 8, 2002 (date of inception) through December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.K. Riley Investments, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and from May 8, 2002 (date of inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Seattle, Washington
January 30, 2004

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash	$ 202,813	$ 206,964
Deposits with clearing organization	100,683	100,200
Receivable from clearing organization	1,145,616	519,651
Receivable - trade	33,022	-
Prepaid expenses	130,398	50,694
Securities owned	7,443,851	2,750,905
	9,056,383	3,628,414
PROPERTY AND EQUIPMENT, net	204,072	27,297
OTHER DEPOSITS	37,260	12,020
Total assets	$ 9,297,715	$ 3,667,731
LIABILITIES		
Accounts payable and accrued liabilities	$ 348,162	$ 198,012
Securities sold, not yet purchased, at market value	1,477,086	99,264
Payable to clearing organization	5,929,127	2,638,980
Note payable	-	3,623
	7,754,375	2,939,879
COMMITMENTS	-	-
MEMBER'S EQUITY		
Contributed capital	515,998	450,000
Accumulated earnings	1,027,342	277,852
	1,543,340	727,852
Total liabilities and member's equity	$ 9,297,715	$ 3,667,731

The accompanying notes are an integral part of these statements.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENTS OF EARNINGS

For year ended December 31, 2003 and period from May 8, 2002 (date of inception) through December 31, 2002

	2003	2002
Revenues		
Commissions	$ 151,191	$ 40,812
Net gains from trading securities	4,909,737	786,884
Interest and dividend income	262,383	12,027
Other income	12,417	2,629
Total revenues	5,335,728	842,352
Expenses		
Employee compensation and benefits	3,063,494	429,651
Brokerage, exchange and clearance fees	190,309	27,855
Communications and data processing	182,334	21,085
Interest expense	153,380	6,742
Occupancy	275,835	46,663
Other expenses	282,886	32,504
Total expenses	4,148,238	564,500
NET EARNINGS	$ 1,187,490	$ 277,852

The accompanying notes are an integral part of these statements.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For year ended December 31, 2003 and period from May 8, 2002 (date of inception) through December 31, 2002

	Contributed Capital	Accumulated earnings	Total
Balance at May 8, 2002	$ -	$ -	$ -
Capital contribution	450,000	-	450,000
Net earnings	-	277,852	277,852
Balance at December 31, 2002	450,000	277,852	727,852
Contribution of stock options to employees from member	65,998	-	65,998
Distributions	-	(438,000)	(438,000)
Net earnings	-	1,187,490	1,187,490
Balance at December 31, 2003	$ 515,998	$ 1,027,342	$ 1,543,340

The accompanying notes are an integral part of this statement.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

STATEMENTS OF CASH FLOWS

For year ended December 31, 2003 and period from May 8, 2002 (date of inception) through December 31, 2002

	2003	2002
Increase (Decrease) in Cash		
Cash flows from operating activities		
Net earnings	$ 1,187,490	$ 277,852
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities		
Depreciation and amortization expense	22,915	2,882
Compensation expense related to stock options	65,998	-
Changes in assets and liabilities:		
Deposits with clearing organization	(483)	(100,200)
Receivable – trade	(33,022)	-
Prepaid expenses	(79,704)	(50,694)
Trading securities	(4,692,946)	(2,750,905)
Other deposits	(25,240)	(12,020)
Accounts payable and accrued liabilities	150,150	198,012
Securities sold, not yet purchased	1,377,822	99,264
Payable to clearing organization	2,664,182	2,119,329
Net cash provided by (used in) operating activities	637,162	(216,480)
Cash flows from investing activities		
Purchases of property and equipment	(199,690)	(21,097)
Net cash used in investing activities	(199,690)	(21,097)
Cash flows from financing activities		
Proceeds from capital contributions	-	450,000
Distributions to member	(438,000)	-
Payments on note payable	(3,623)	(5,459)
Net cash provided by (used in) financing activities	(441,623)	444,541
Net increase (decrease) in cash and cash equivalents	(4,151)	206,964
Cash at beginning of period	206,964	-
Cash at end of period	$ 202,813	$ 206,964
Supplemental information		
Cash paid during the period for interest	$ 150,597	$ 6,742
Noncash investing and financing activities		
Purchase of leasehold improvements through note payable	$ -	$ 9,082

The accompanying notes are an integral part of these statements.

E.K. Riley Investments, LLC
(a wholly-owned subsidiary of E.K. Riley & Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E.K. Riley Investments, LLC (the Company), a wholly-owned subsidiary of E.K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in brokerage services of fixed-income securities and has offices in Washington and Florida, however, its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

2. Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Security Transactions and Revenue Recognition

Security transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Changes in the value of these securities are reflected currently in the results of operations.

4. Income Taxes

The Company's taxable income or loss is reported in the consolidated federal income tax returns of the Parent, and therefore, the financial statements include no provision for federal income taxes. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

5. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Reclassifications

Certain reclassifications have been made to the prior year presentation to conform to the current year presentation.

7. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE B - AGREEMENT WITH CLEARING ORGANIZATION

The Company introduces all customer transactions in securities traded on securities markets to the Bank of New York Clearing Services, LLC (BNYCS) in 2002 and to Pershing LLC (Pershing) in 2003 on a fully disclosed basis. In 2003, Bank of New York acquired Pershing. As part of the acquisition, BNYCS transferred its clearing agreements to Pershing. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. Management does not anticipate nonperformance by customers and counterparties in the above situations.

In addition to the clearing services provided, the clearing broker also lends money to the Company to finance trading accounts.

NOTE C - SECURITIES OWNED

Securities owned and securities sold, but not yet purchased, consist of trading securities at market values at December 31, as follows:

	2003		2002	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Collateralized mortgage obligations	$ 5,603,271	$ 1,025,787	$ 2,750,905	$ 99,264
Callable agency bonds	1,203,509	451,299	-	-
Corporate bonds	276,183	-	-	-
Municipal bonds	360,888	-	-	-
	$ 7,443,851	$ 1,477,086	$ 2,750,905	$ 99,264

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2003 and 2002 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2003 and 2002.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2003	2002
Computer software	$ 16,960	$ 10,600
Computers and equipment	102,819	9,941
Furniture and fixtures	96,809	-
Leasehold improvements	13,281	9,638
	229,869	30,179
Less accumulated depreciation and amortization	25,797	2,882
	$ 204,072	$ 27,297

NOTE E - RELATED PARTY TRANSACTIONS

The Company distributes funds to its Parent for federal income tax obligations that are incurred by the Parent as a result of its ownership in the Company. The federal income tax obligations approximate $507,000 and $96,000 related to the 2003 and 2002 tax years, respectively.

NOTE F - COMMITMENTS

Operating Leases

The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement. The Company extended its original lease through June 2005 and added additional space to the lease during 2003. Also, in December 2003 the Company entered into an additional non-cancelable operating sublease with another tenant in its building to rent additional space. This lease expires in November 2006. Future minimum payments under these leases total $447,757, $289,969 and $121,167 for 2004, 2005 and 2006, respectively. The Company also has a month-to-month lease agreement for its Boca Raton, Florida and Lake Union, Washington offices. Rental expense for all operating leases amounted to approximately $209,000 and $35,000 for 2003 and 2002, respectively.

Brokerage Fees

In accordance with the Clearing Agreement the Company entered into with BNYCS on September 13, 2002, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $7,500 per month for brokerage fees, which are waived for the first nine months of the Agreement. The Agreement expires on September 12, 2005, however, either party may terminate the Agreement upon ninety days' written notice.

NOTE G - EMPLOYEE BENEFIT PLANS

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the Plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company makes a 100% vested matching contribution equal to 3% of each eligible employees gross compensation. For 2003, approximately $46,300 has been accrued as of December 31, 2003.

NOTE H - STOCK-BASED COMPENSATION

In December 2003, the Company granted stock options to employees for the purchase of non-voting common stock of the Parent company. These stock options were accounted for in accordance with Emerging Issue Task Force (EITF) Statement Number 00-23, *Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44* and in accordance with Financial Accounting Standards Board Statement No. 123 (SFAS No. 123), *Accounting for Stock-Based Compensation.* The stock options granted are 100% vested upon issuance and were recorded at fair value with a corresponding credit to contributed capital as the options granted were for stock of the Parent company. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free rate of 4.4%, dividend yield and volatility factor of 0%, and expected life of 5 years.

A summary of the Company's stock option activity and related information for the year ended December 31, 2003 is as follows:

	Shares	Weighted average exercise price
Outstanding at January 1, 2003	-	$0.00
Granted	311,000	0.05
Exercised	(299,000)	0.04
Outstanding at December 31, 2003	12,000	$0.25
Options exercisable at December 31, 2003	12,000	$0.25
Weighted-average fair value of options Granted during the year	$0.21	

	Options Outstanding		
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$0.25	12,000	4.93	12,000
	12,000	4.93	12,000

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule, or eight times its "net capital" during the first year of operations. The Company's required minimum dollar net capital is $100,000 for the year ended December 31, 2002. In September 2003, the Company increased its minimum dollar net capital to $250,000.

The following are the net capital results for the years ended December 31:

	2003	2002
Net capital	$ 804,562	$ 418,041
Required net capital, aggregate indebtedness method	$ 23,211	$ 25,204
Ratio of aggregate indebtedness to net capital	0.43 to 1	0.48 to 1

NOTE J - SUBSEQUENT EVENTS

In January 2004, the Company entered into a subordinated loan agreement with a commercial bank to borrow up to $500,000 for operating purposes. The loan is contingent upon final approval by the NASD.

SUPPLEMENTAL INFORMATION

E.K. Riley Investments, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2003

Aggregate indebtedness		
Total liabilities		$ 7,754,375
Less, nonaggregate indebtedness liabilities		7,406,213
Aggregate indebtedness		$ 348,162
Net capital		
Total stockholder's equity		$ 1,543,340
Adjustments to net capital pursuant to Rule 15c3-1		
Deduct		
Nonallowable assets		
Property and equipment	$ 204,072	
Other assets	185,881	389,953
Haircuts on securities		
Trading and investment securities	346,399	
Undue concentrations	2,426	348,825
Net capital		$ 804,562
Minimum net capital requirement, aggregate indebtedness method		$ 23,211
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 250,000
Excess net capital over minimum requirements		$ 554,562
Ratio of aggregate indebtedness to net capital		0.43 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2003

Net Capital

Net capital as of December 31, 2003, as reported in Company's Part II unaudited FOCUS report	$	808,457
Adjustment to record depreciation expense and adjust cash balance with clearing organization		(3,895)
Net capital as of December 31, 2003, as adjusted	$	804,562

Aggregate Indebtedness

Aggregate indebtedness as of December 31, 2003 per unaudited report filed by Company	$	345,380
Adjustment to interest paid on security trade		2,782
Aggregate indebtedness at December 31, 2003, as adjusted	$	348,162

These adjustments did not change the ratio of aggregate indebtedness to net capital of 0.43 to 1 as previously reported in the unaudited FOCUS Part IIA for the year ended December 31, 2003.

SUPPLEMENTARY REPORT

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

To the Member
E.K. Riley Investments, LLC

In planning and performing our audit of the financial statements of E.K. Riley Investments, LLC (the Company) as of December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Grant Thornton LLP

Seattle, Washington
January 30, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

701 Pike Street, Suite 1500
Seattle, WA 98101-2310
T (206) 623-1121
F (206) 623-9247
W www.grantthornton.com